UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/ME n° 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefonica Brasil S.A. (B3: VIVT3; NYSE: VIV), headquartered in the City of São Paulo, State of São Paulo, at Avenida Engenheiro Luis Carlos Berrini, 1376, 32º andar, Cidade Monções, 04571-936 (“Company”), pursuant to the provisions of article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, and the provisions of the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) ("CVM") No. 44, dated August 23, 2021, in addition to the Material Facts disclosed on May 13, 2022 and June 30, 2022, and considering the news published, on this date, in the newspaper “Valor Econômico”, titled “Vivo raises R$ 3.5 billion in debentures with ESG goals”, hereby clarifies to its investors and to the market in general, as follows.

With regard to its 7th issue of simple debentures, non-convertible into shares, unsecured, in 2 series (“Debentures”), for public distribution with restricted efforts to professional investors, pursuant to CVM Instruction No. 476, dated January 16, 2009, as amended (“Restricted Offer”), the placement has not yet started, and is expected to begin on July 8, 2022 (5 business days from the present date), after the conclusion of the formal engagement of the financial institutions that are part of the securities distribution system for the underwriting of the Restricted Offer. The beginning of the Debentures’ placement will be timely communicated to the market, pursuant to applicable regulations, and the financial settlement of the Restricted Offer is expected to occur on July 12, 2022.

This Material Fact does not constitute an offer, invitation or solicitation of an offer to acquire the Debentures, and neither this Material Fact nor any information contained herein shall constitute the basis of any contract or commitment. More information about the Debentures and the Restricted Offer can be obtained on the Company's and CVM's website, and the Company reiterates its commitment to keep its shareholders and the market in general informed, in line with the best corporate governance practices and under the terms of the applicable legislation and regulations, regarding material developments related to the Debentures and the Restricted Offer and about other material acts and facts through its usual information disclosure channels, namely CVM’s (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão’s (www.b3.com.br) and its own (www.ri.telefonica.com.br) websites.

São Paulo, July 1st, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687, E-mail: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 1, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director